UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G*

(Rule 13d-102)

Information to be Included in Statement filed Pursuant to § 240.13d-1(b), (c)

and (d) and Amendments Thereto Filed Pursuant to § 240.13d-2

Under the Securities Exchange Act of 1934
(Amendment No. 1)

Titan Machinery Inc.

(Name of Issuer)

Common Stock, $0.00001 par value

(Title of Class of Securities)

88830R101

(CUSIP Number)

December 31, 2008

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☐	Rule 13d-1(c)
☒	Rule 13d-1(d)

*The remainder of this cover pages shall be filled out for a reporting person’s initial filing on this form with respect of the subject class of securities, and for any subsequent amendment contain information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 88830R101

1.	Names of Reporting Persons Tony J. Christianson

2.	Check the Appropriate Box if a Member of a Group (See Instructions) **Joint Filing
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization USA

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 3,881 (includes 2,667 shares which may be purchased upon exercise of currently exercisable options)

	6.	Shared Voting Power 751,596 (includes 58,555 shares which may be purchased upon exercise of currently exercisable warrants)

	7.	Sole Dispositive Power 3,881 (includes 2,667 shares which may be purchased upon exercise of currently exercisable warrants)

	8.	Shared Dispositive Power 751,596 (includes 58,555 shares which may be purchased upon exercise of currently exercisable warrants)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 755,477 (includes 61,222 shares which may be purchased upon exercise of currently exercisable options and warrants)

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☒

Reporting person expressly disclaims beneficial ownership except to the extent of his pecuniary interests in certain entities owning all but 3,881 shares of the 755,477 aggregate amount reported in Row 9.

11.	Percent of Class Represented by Amount in Row (9) 4.3%

12.	Type of Reporting Person (See Instructions) IN

CUSIP No. 88830R101

1.	Names of Reporting Persons Cherry Tree Companies, LLC 41-1945100

2.	Check the Appropriate Box if a Member of a Group (See Instructions) **Joint Filing
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization Minnesota

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0

	6.	Shared Voting Power 15,009 (includes 15,009 shares which may be purchased upon exercise of currently exercisable warrants)

	7.	Sole Dispositive Power 0

	8.	Shared Dispositive Power 15,009 (includes 15,009 shares which may be purchased upon exercise of currently exercisable warrants)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 15,009 (includes 15,009 shares which may be purchased upon exercise of currently exercisable warrants)

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 0.1%

12.	Type of Reporting Person (See Instructions) CO

CUSIP No. 88830R101

1.	Names of Reporting Persons Adam Smith Fund, LLC 26-0575402

2.	Check the Appropriate Box if a Member of a Group (See Instructions) **Joint Filing
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0

	6.	Shared Voting Power 174,035 (includes 36,874 shares which may be purchased upon exercise of currently exercisable warrants)

	7.	Sole Dispositive Power 0

	8.	Shared Dispositive Power 174,035 (includes 36,874 shares which may be purchased upon exercise of currently exercisable warrants)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 174,035 (includes 36,874 shares which may be purchased upon exercise of currently exercisable warrants)

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 1.0%

12.	Type of Reporting Person (See Instructions) CO

CUSIP No. 88830R101

1.	Names of Reporting Persons Adam Smith Growth Partners, LP 41-1807999

2.	Check the Appropriate Box if a Member of a Group (See Instructions) **Joint Filing
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization Minnesota

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0

	6.	Shared Voting Power 545,021

	7.	Sole Dispositive Power 0

	8.	Shared Dispositive Power 545,021

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 545,021

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 3.1%

12.	Type of Reporting Person (See Instructions) PN

CUSIP No. 88830R101

1.	Names of Reporting Persons Adam Smith Companies, LLC 41-1839191

2.	Check the Appropriate Box if a Member of a Group (See Instructions) **Joint Filing
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization Minnesota

Number of Shares Beneficially Owned by Each Reporting Person With	5.

Sole Voting Power
562,552 (includes 545,021 shares owned by Adam Smith Growth Partners, LP, a limited partnership in which Adam Smith Companies, LLC is the general partner and 6,672 shares which may be purchased upon exercise of currently exercisable warrants)

	6.	Shared Voting Power 0

7.

Sole Dispositive Power
562,552 (includes 545,021 shares owned by Adam Smith Growth Partners, LP, a limited partnership in which Adam Smith Companies, LLC is the general partner and 6,672 shares which may be purchased upon exercise of currently exercisable warrants)

	8.	Shared Dispositive Power 0

9.

Aggregate Amount Beneficially Owned by Each Reporting Person
562,552 (includes 545,021 shares owned by Adam Smith Growth Partners, LP, a limited partnership in which Adam Smith Companies, LLC is the general partner, and 6,672 shares which may be purchased upon exercise of currently exercisable warrants)

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 3.2%

12.	Type of Reporting Person (See Instructions) PN

CUSIP No. 88830R101

1.	Names of Reporting Persons Adam Smith Management, LLC 26-1885799

2.	Check the Appropriate Box if a Member of a Group (See Instructions) **Joint Filing
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5.

Sole Voting Power
174,035 (includes 137,161 shares owned by and 36,874 shares which may be purchased upon exercise of currently exercisable warrants by Adam Smith Fund, LLC, a limited liability company in which Adam Smith Management, LLC is the managing member)

	6.	Shared Voting Power 0

7.

Sole Dispositive Power
174,035 (includes 137,161 shares owned by and 36,874 shares which may be purchased upon exercise of currently exercisable warrants by Adam Smith Fund, LLC, a limited liability company in which Adam Smith Management, LLC is the managing member)

	8.	Shared Dispositive Power 0

9.

Aggregate Amount Beneficially Owned by Each Reporting Person
174,035 (includes 137,161 shares owned by and 36,874 shares which may be purchased upon exercise of currently exercisable warrants by Adam Smith Fund, LLC, a limited liability company in which Adam Smith Management, LLC is the managing member)

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 1.0%

12.	Type of Reporting Person (See Instructions) CO

Item 1.
	(a)	Name of Issuer Titan Machinery Inc.
	(b)	Address of Issuer’s Principal Executive Offices 4876 Rocking Horse Circle, Fargo, ND 59106-6049

Item 2.
(a)

Name of Person Filing

(i)         Tony J. Christianson, an individual (“Christianson”), with respect to the options for common stock and restricted stock units directly owned by him and the common stock and warrants for common stock beneficially owned by him.  Mr. Christianson is Chairman of Adam Smith Companies, LLC which is the general partner of Adam Smith Growth Partners, LP; the majority owner of Cherry Tree Companies, LLC.  Mr. Christianson is Chairman of Adam Smith Management, LLC which is the managing member of Adam Smith Fund, LLC.

(ii)      Cherry Tree Companies, LLC, a Minnesota limited liability company (“CTC”), with respect to the warrants for common stock owned directly by it.

(iii)   Adam Smith Fund, LLC, a Delaware limited liability company (“ASF”), with respect to the common stock and warrants for common stock owned directly by it.

(iv)    Adam Smith Growth Partners, LP, a Minnesota limited partnership (“ASGP”), with respect to the common stock owned directly by it.

(v)        Adam Smith Companies, LLC, a Minnesota limited liability company (“ASC”), with respect to the common stock and warrants for common stock owned directly by it, and with respect to the common stock beneficially owned by it.

(vi)     Adam Smith Management, LLC, a Delaware limited liability company (“ASM”), with respect to the common stock and warrants for common stock beneficially owned by it.

(b)

Address of Principal Business Office or, if none, Residence
The address of Christianson, CTC, ASF, ASGP, ASC, and ASM is:

c/o Cherry Tree Companies, LLC
301 Carlson Parkway, Suite 103
Minnetonka, MN  55305

	(c)	Citizenship See Cover Pages, Item 4
	(d)	Title of Class of Securities Common Stock, $0.00001 par value
	(e)	CUSIP Number See Cover Pages

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
	(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).
	(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
	(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).
	(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).
	(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);
	(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);
	(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);
	(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
	(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
	(j)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(J).

Item 4.	Ownership
Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.
(a) Amount beneficially owned: See Cover Pages, Items 5 through 11
(b) Percent of class: See Cover Pages, Items 5 through 11
(c) Number of shares as to which the person has: See Cover Pages, Items 5 through 11
(i) Sole power to vote or to direct the vote See Cover Pages, Items 5 through 11
(ii) Shared power to vote or to direct the vote See Cover Pages, Items 5 through 11
(iii) Sole power to dispose or to direct the disposition of See Cover Pages, Items 5 through 11
(iv) Shared power to dispose or to direct the disposition of See Cover Pages, Items 5 through 11

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following   ☒.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person
Not applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person
Not applicable

Item 8.	Identification and Classification of Members of the Group
Not applicable

Item 9.	Notice of Dissolution of Group
Not applicable

Item 10.	Certification
Not applicable

Exhibits

Joint Filing Agreement, dated February 17, 2009, between the Reporting Persons.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 17, 2009

Tony J. Christianson

	BY:	/s/ Tony J. Christianson
Signature

ADAM SMITH COMPANIES, LLC

	BY:	/s/ Tony J. Christianson
Tony Christianson, Chairman

ADAM SMITH MANAGEMENT, LLC

	BY:	/s/ Tony J. Christianson
Tony Christianson, Chairman

CHERRY TREE COMPANIES, LLC

	BY:	Adam Smith Companies, LLC, its majority owner

		BY:	/s/ Tony J. Christianson
Tony Christianson, Chairman

ADAM SMITH FUND, LLC

	BY:	Adam Smith Management, LLC,
Its: Managing Member

		BY:	/s/ Tony J. Christianson
Tony Christianson, Chairman

ADAM SMITH GROWTH PARTNERS, LP

	BY:	Adam Smith Companies, LLC, its general partner

		BY:	/s/ Tony J. Christianson
Tony Christianson, Chairman

Agreement to Make Joint Filing Statement

The undersigned hereby agree to file a joint Schedule 13G with respect to the interests of the undersigned in Titan Machinery Inc. and that the Schedule 13G to which this Agreement is attached has been filed on behalf of each of the undersigned.

Dated: February 17, 2009

Tony J. Christianson

BY:	/s/ Tony J. Christianson

CHERRY TREE COMPANIES, LLC

BY:	Adam Smith Companies, LLC, its majority owner

	By:	/s/ Tony J. Christianson
Tony J. Christianson, Chairman

ADAM SMITH FUND, LLC

BY:	Adam Smith Management, LLC,
Its: Managing Member

	By:	/s/ Tony J. Christianson
Tony J. Christianson, Chairman

ADAM SMITH GROWTH PARTNERS, LP

BY:	Adam Smith Companies, LLC, its general partner

	By:	/s/ Tony J. Christianson
Tony J. Christianson, Chairman

ADAM SMITH COMPANIES, LLC

	By:	/s/ Tony J. Christianson
Tony J. Christianson, Chairman

ADAM SMITH MANAGEMENT, LLC

	By:	/s/ Tony J. Christianson
Tony J. Christianson, Chairman